UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Determination of Independence and Appointment to Audit Committee

On September 5, 2025, the board of directors of Currenc Group Inc. (the “Company”) determined that Mr. Kevin Chen, an existing director of the Company, now qualifies as an “independent director” under Rule 10A-3 of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the applicable rules of The Nasdaq Global Market and the Company’s corporate governance guidelines. As a result, the board has appointed Mr. Chen to serve as a member of the Company’s audit committee, effective immediately.

Mr. Chen currently serves as Chief Economist and Chief Investment Officer of Horizon Financial. He has over 20 years of experience in finance, including prior roles as Senior Portfolio Manager at Credit Agricole and Amundi Asset Management and Director of Asset Allocation at Morgan Stanley. Mr. Chen holds a Ph.D. in Finance and has served on the boards of several publicly listed companies.

Following Mr. Chen’s appointment, the audit committee consists of Eng Ho Ng (Chair), Eric Weinstein and Mr. Chen, each of whom the board has determined to be independent under applicable Securities and Exchange Commission and Nasdaq rules.

There are no arrangements or understandings between Mr. Chen and any other person pursuant to which he was selected as a director or appointed to the audit committee. Mr. Chen does not have any family relationships with any director or executive officer of the Company, and there are no transactions in which Mr. Chen has an interest requiring disclosure under Item 7.B of Form 20-F.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2025

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

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